UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL GOLF PROPERTIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

Common Stock – 63623G-10-9
(CUSIP Number)

Charles S. Paul
National Golf Properties, Inc.
2951 28th Street, Suite 3001
Santa Monica, CA 90405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Neil Miller
General Counsel
National Golf Properties, Inc.
2951 28th Street, Suite 3001
Santa Monica, CA 90405

September 14, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

(Continued on following pages)
(Page 1 of 14 Pages)

SCHEDULE 13D

CUSIP No. 63623G-10-9	Page 2 of 14

1.	Name of Reporting Person David G. Price

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds Not Applicable. See Item 4.

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 3,610,632 shares of Common Stock(1)

Number of Shares Beneficially Owned by	8.	Shared Voting Power 75,000 shares of Common Stock

Each Reporting Person With	9.	Sole Dispositive Power 3,610,632 shares of Common Stock(1)

	10.	Shared Dispositive Power 75,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,632 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

13.	Percent of Class Represented by Amount in Row (11) 22%(2)

14.	Type of Reporting Person IN

(1)
Includes 3,255,694 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of National Golf Operating Partnership, L.P. (“NGOP”) permitted to be issued to the David G. Price Trust and its affiliates within 60 days of the date of this report. See Item 5.

(2)	Based on 13,121,148 shares of common stock, $.01 par value, outstanding as set forth in the Company’s Form 10-Q for the quarter ended June 30, 2002.

SCHEDULE 13D

CUSIP No. 63623G-10-9	Page 3 of 14

1.	Name of Reporting Person David G. Price Trust

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds Not Applicable. See Item 4.

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power 3,610,632 shares of Common Stock(1)

Number of Shares Beneficially Owned by	8.	Shared Voting Power -0- shares of Common Stock

Each Reporting Person With	9.	Sole Dispositive Power 3,610,632 shares of Common Stock(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,632 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 22%(2)

14.	Type of Reporting Person OO

(1)
Includes 3,255,694 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of NGOP permitted to be issued to the David G. Price Trust and its affiliates within 60 days of the date of this report. See Item 5.

(2)	Based on 13,121,148 shares of common stock, $.01 par value, outstanding as set forth in the Company’s Form 10-Q for the quarter ended June 30, 2002.

Item 1.    Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Golf Properties, Inc., a Maryland corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405.

Item 2.    Identity and Background.

(a).  Pursuant to Rule 13d-1(k)(1), this statement is being filed jointly by David G. Price, an individual, and the David G. Price Trust, of which Mr. Price is the sole trustee (together, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

(b).  The business address for both Reporting Persons is c/o American Golf Corporation, 2951 28th Street, Suite 3000, Santa Monica, California 90405.

(c).  Mr. Price is Chairman of the Board of Directors of the Company and Chairman of the Board of Directors of American Golf Corporation (“AGC”). AGC is a private golf course management company. The address of AGC is 2951 28th Street, Suite 3000, Santa Monica, California 90405.

(d).  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e).  During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Price is a citizen of the United States of America. The David G. Price Trust is a trust created under the laws of the State of California.

Item 3.    Source and Amount of Funds or Other Consideration.

Not Applicable. See Item 4.

Item 4.    Purpose of Transaction.

On March 29, 2002, Mr. Price and the David G. Price Trust entered into a definitive Agreement and Plan of Merger and Reorganization (the “Reorganization Agreement”) with the Company, National Golf Operating Partnership, L.P., a less-than-wholly owned subsidiary of the Company (“NGOP”), American International Golf, a newly formed Delaware corporation (“AIG”), Dallas P. Price, the Dallas P. Price Trust, AGC, and certain shareholders and affiliates of AGC, as attached hereto as Exhibit 2.

Under the Reorganization Agreement, the Company and AGC will become subsidiaries of a newly formed holding company. Under the terms of the Reorganization Agreement, all issued and outstanding shares of Common Stock of the Company will be converted on a one-to-one basis into an equal number of shares of common stock of the new company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock of the new company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the new company (such shares and units will represent a total of 20.5 million votes in the newly combined company).

In addition, shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in AIG, 156,005 shares of common stock in the new company and $10,000 in cash. This Class C preferred stock represents a total of 230,000 votes of the newly formed combined company. The shares of

Class C preferred stock may be converted into shares of common stock of the newly combined company under certain circumstances.

The consummation of the reorganization and the other transactions contemplated by the Reorganization Agreement are subject to, among other things, the approval of the shareholders of the Company, the lenders of the company and AGC, the unit holders of NGOP and customary regulatory and other approvals.

On September 14, 2002, in contemplation of the Merger Agreement, as described below, David G. Price and the David G. Price Trust entered into an Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, National Golf Operating Partnership, L.P., AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and American International Golf, Inc., dated as of September 14, 2002, as set forth on Exhibit 17. Under the terms of the Amended and Restated Agreement, the Reorganization Agreement is suspended until the termination of the NGP Merger Agreement, as described below, and terminate on the closing of the Merger Agreement.

On July 19, 2002, David G. Price and the David G. Price Trust agreed to pledge an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP pursuant to a limited guarantee of certain of AGC’s obligations to Bank of America and to the holders of AGC’s 9.35% Senior Secured Notes as described in a Restructuring Agreement, dated as of July 1, 2002, by and among AGC, Bank of America, N.A., a national banking association, and the holders of AGC’s 9.35% Senior Secured Notes, attached hereto as Exhibit 13. David G. Price and the David G. Price Trust are required to substitute cash collateral in the amount of $16,000,000 for the pledged shares of Common Stock and common limited partnership units by October 15, 2002, and Mountaingate Land, L.P., a California limited partnership is required to provide cash collateral in the amount of $10,000,000 by September 30, 2002, each of which may include proceeds from the disposition of the pledged shares of Common Stock and/or common limited partnership units pursuant to a Collateral Agency and Intercreditor Agreement, dated as of July 19, 2002, by and among AGC, David G. Price, the David G. Price Trust, Mountaingate Land L.P., a California limited partnership, Jim Colbert Golf, Inc., a Nevada corporation, Golf Enterprises, Inc., a Kansas corporation, BNY Midwest Trust as Collateral Agent, Bank of America, and the holders of AGC’s 9.35% Senior Secured Notes, attached hereto as Exhibit 15. David G. Price and the David G. Price Trust intend to sell or pledge all or a portion of the pledged shares of Common Stock and common limited partnership units to obtain the aggregate $26,000,000 cash collateral required to be provided pursuant to the Collateral Agency and Intercompany Agreement.

In the event that the secured parties foreclose on any of the pledged securities or the cash collateral pursuant to the Collateral Agency and Intercreditor Agreement, Dallas P. Price and the Dallas P. Price Trust have agreed to provide David G. Price and the David G. Price Trust with fifty percent of such foreclosed shares of Common Stock or common limited partnership units, or the cash equivalent thereof, as described in the Price Shared Liability Agreement dated as of July 19, 2002, by and among David G. Price, the David G. Price Trust, Dallas P. Price and the Dallas P. Price Trust, attached hereto as Exhibit 12. In the event that David G. Price arranges to obtain the substitute cash collateral as required by the Collateral Agency and Intercreditor Agreement by a further pledge of the Common Stock and/or common limited partnership units or by selling the pledged Common Stock and/or common limited partnership units, Dallas P. Price and the Dallas P. Price Trust agreed to provide David G. Price and the David G. Price Trust with fifty percent of such interests sold by David G. Price and the David G. Price Trust as described in the Price Shared Liability Agreement.

On September 14, 2002, David G. Price and the David G. Price Trust entered into a Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, dated as of September 14, 2002, as set forth on Exhibit 19. Under the terms of the Collateral Substitution Agreement, if Goldman and Starwood, as each are defined therein, provide a guarantee in satisfaction of David G. Price and the David G. Price Trust’s substitute cash collateral obligations pursuant to the Collateral Agency and Intercreditor Agreement attached hereto as Exhibit 15, David G. Price and the David G. Price Trust shall execute and deliver a promissory note secured by a first lien pledge of an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP. Pursuant to the Price Shared Liability Agreement, as set forth on Exhibit 12, Dallas P. Price and the Dallas P. Price Trust have agreed to provide David G. Price and the David G. Price Trust with fifty percent of any such pledged shares, or the cash equivalent thereof, in the event that David G. Price and/or the David G. Price Trust pledge any securities pursuant to the Collateral Substitution Agreement.

On September 14, 2002, the Company entered into a Merger Agreement with NGP LLC, NGOP and New NGOP LLC as set forth on Exhibit 18. Under the terms of the Merger Agreement, each share of common stock of the Company, par value $0.01 per share will be converted into the right to receive $12.00 in cash without interest, less any dividends or distributions paid on such share of common stock by NGP prior to the closing of the transactions contemplated by the Merger Agreement. In addition, each common limited partnership unit of NGOP will be converted into the right to receive $12.00 in cash without interest, less any distributions (except as provided in the Merger Agreement) paid on such common limited partnership unit of NGOP prior to the closing of the of the transactions contemplated by the Merger Agreement.

The consummation of the Merger Agreement and the other transactions contemplated thereby are subject to, among other things, the approval of the shareholders of the Company, the common limited partnership unit holders of NGOP and customary regulatory and other approvals. The Merger Agreement is filed hereto as Exhibit 18 and the terms of which are incorporated herein by this reference.

Item 5.    Interest in the Securities of the Issuer.

(a), (b).  Mr. Price is the sole trustee of the David G. Price Trust which directly owns 3,255,694 common limited partnership units of NGOP, and which indirectly owns a beneficial interest in 315,357 common limited partnership units of NGOP.

Pursuant to the terms of the Third Amended and Restated Partnership Agreement of NGOP, up to 1,336,352 common limited partnership units of NGOP owned by the David G. Price Trust and its affiliates, including the MOCA Trust (as defined below), may be exchanged for an equal number of shares of Common Stock in any one-year period ending August 18 of each such year. Exchanging common limited partnership units (i) directly owned by the David G. Price Trust results in the David G. Price Trust, and Mr. Price as the sole trustee, having sole voting power and sole dispositive power over the shares issuable upon the exchange of such units and (ii) indirectly owned by the David G. Price Trust results in the David G. Price Trust, and Mr. Price as the sole trustee, having shared voting power and shared dispositive power over the shares issuable upon the exchange of such units. The David G. Price Trust, of which David G. Price is the sole trustee, directly owns 1,336,352 shares of Common Stock which are issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP under the terms of the Third Amended and Restated Partnership Agreement of NGOP.

On July 22, 2002, David G. Price and the David G. Price Trust entered into a Unit Exchange and Registration Rights Agreement between AIG, and the Company, on the one hand, and David G. Price, individually and the David G. Price Trust on the other hand (the “Registration Rights Agreement”), attached hereto as Exhibit 16. Pursuant to the Registration Rights Agreement, the Company, as the general partner of NGOP, agreed to allow the exchange of any common limited partnership units for an equal number of shares of Common Stock provided that the such common limited partnership units are sold or pledged and the net proceeds of such sale are used to provide the $26,000,000 aggregate cash collateral required pursuant to the Collateral Agency Agreement as set forth in Item 4 above.

The 3,610,632 shares of Common Stock as to which Mr. Price has the sole voting power and sole dispositive power are comprised of the following:

(i)  354,938 shares of Common Stock owned directly by the David G. Price Trust, of which Mr. Price is the sole trustee;

and

(ii)  3,255,694 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the David G. Price Trust, of which Mr. Price is the sole trustee.

The 3,610,632 shares of Common Stock as to which the David G. Price Trust has sole voting power and sole dispositive power is comprised of the following:

(i)  354,938 shares of Common Stock owned directly by the David G. Price Trust; and

(ii)  3,255,269 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the David G. Price Trust.

The 75,000 shares of Common Stock as to which Mr. Price has shared voting power and shared dispositive power are shares owned directly by Oaks Christian High School, of which Mr. Price is a member of the board of trustees. Mr. Price disclaims beneficial ownership of such shares.

Pursuant to the terms of the Reorganization Agreement all issued and outstanding shares of Common Stock of the Company will be converted on a one-to-one basis into an equal number of shares of common stock of the newly combined company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the newly combined company (such shares and units will represent a total of 20.5 million votes in the newly combined company). In addition, shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in the newly combined company (of which Mr. Price will receive, subject to certain adjustments, 36,340 shares). The shares of Class C preferred stock may be convertible in some instances into shares of common stock of the newly combined company. The Reorganization Agreement also contemplates a potential third party investor and/or financing. The Reorganization Agreement is filed hereto as Exhibit 2 and the terms of which are incorporated herein by this reference.

On September 14, 2002 in contemplation of the Merger Agreement, as described below, David G. Price and the David G. Price Trust entered into an Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, National Golf Operating Partnership, L.P., AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and American International Golf, Inc., dated as of September 14, 2002, as set forth on Exhibit 17, which suspends the consummation of any of the transactions contemplated by the Reorganization Agreement until the termination of the NGP Merger Agreement, as described below, or the closing of the NGP Merger Agreement.

On September 14, 2002, the Company entered into a Merger Agreement with NGP LLC, National Golf Operating Partnership, L.P., (“NGOP”) and New NGOP LLC as set forth on Exhibit 18. Under the terms of the Merger Agreement, each share of common stock of the Company, par value $0.01 per share will be converted into the right to receive $12.00 in cash without interest, less any dividends or distributions paid on such share of common stock by NGP prior to the closing of the transactions contemplated by the Merger Agreement. In addition, each common limited partnership unit of NGOP will be converted into the right to receive $12.00 in cash without interest, less any distributions (except as provided in the Merger Agreement) paid on such common limited partnership unit of NGOP prior to the closing of the of the transactions contemplated by the Merger Agreement.

Mr. Price is the sole trustee of the Dallas P. Price Charitable Lead Trust #1 (the “MOCA Trust”) benefiting the Museum of Contemporary Art, which owns 405,882 common limited partnership units of NGOP. Mr. Price has sole voting and sole disposition power over the shares issuable to the MOCA Trust upon the exchange of an equal number of common limited partnership units of NGOP owned by the MOCA Trust. However, because the MOCA Trust is an affiliate of Mr. Price, the MOCA Trust would not be able to exchange common limited partnership units for shares of Common Stock in excess of the 1,336,352 shares assumed issued to the David G. Price Trust, as discussed above. Consequently, no shares in respect of the MOCA Trust are reported as beneficially owned by Mr. Price for purposes of this report. Mr. Price disclaims any beneficial ownership of the shares issuable upon exchange of any units held by the MOCA Trust.

(c).  There were no transactions of Common Stock involving Mr. Price or the David G. Price Trust during the past 60 days.

(d).  Not Applicable.

(e).  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Third Amended and Restated Agreement of Limited Partnership of the NGOP, dated as of July 28, 1999 (the “Partnership Agreement”), the David G. Price Trust, as a limited partner of the NGOP, has the right exercisable once in each twelve-month period commencing September 19, 1994 to (a) exchange up to one-third of its common limited partnership units of NGOP for shares of Common Stock or (b) sell up to one-third of its common limited partnership units of NGOP to the Company for cash, in each case pursuant to the terms and conditions set forth in the Partnership Agreement.

Under the terms of a Director Designation Agreement, dated as of August 18, 1993, by and among the Company, the NGOP and David G. Price, David G. Price is entitled to designate one less than a majority of the Company’s Board of Directors so long as David G. Price and his family (a) continue to serve as directors of the Company and (b) together own at least 20% of the outstanding shares of Common Stock (including shares issuable upon exchange of common limited partnership units of NGOP).

Under the terms of a Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and Mr. Price (the “Shareholders Agreement”), Dallas Price and Mr. Price agreed, among other things, (a) to grant each other a right of first refusal with respect to any sale or transfer of any portion of the other party’s ownership interest in certain business entities, including the NGOP (but not the Company), (b) to take all actions required (including voting their shares of Common Stock or common limited partnership units of NGOP) to maintain the Company’s REIT status, and (c) to grant each other certain “tag along” and “drag along” rights with respect to the sale of the other party’s ownership interests in certain business entities, including the NGOP (but not the Company).

On March 29, 2002, Mr. Price and the David G. Price Trust also entered into a Voting Agreement with the Company, NGOP, AIG and Dallas P. Price and the Dallas P. Price Trust whereby Mr. Price and the David G. Price Trust agreed to vote their shares of Common Stock of the Company and common limited partnership units of NGOP in support of the reorganization. The Voting Agreement is attached hereto as Exhibit 10.

On September 14, 2002, David G. Price and the David G. Price Trust entered into an Amended and Restated Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of NGP, and/or NGOP as the case may be, American International Golf, Inc., NGP and NGOP dated as of September 14, 2002, set forth hereto as Exhibit 20. The Amended and Restated Voting Agreement, amends and restates the Voting Agreement dated as of March 29, 2002, set forth as Exhibit 10 hereto, in its entirety and such Voting Agreement has no force and effect after September 14, 2002. Under the terms of the Amended and Restated Voting Agreement, David G. Price and the David G. Price Trust agree to vote their shares of Common Stock of the Company and the common limited partnership units of NGOP in support of the transactions contemplated by the Merger Agreement and the Amended and Restated Agreement and Plan of Merger and Reorganization. The terms of the Amended and Restated Voting Agreement attached hereto as Exhibit 20 are incorporated herein by this reference.

On September 14, 2002, David G. Price and the David G. Price Trust entered into a Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of AGC, NGP, and/or NGOP as the case may be, and NGP LLC dated as of September 14, 2002, set forth hereto as Exhibit 21. Under the terms of the Voting Agreement, David G. Price and the David G. Price Trust agree to vote their shares of Common Stock of the Company and the common limited partnership units of NGOP in support of the transactions contemplated by the Merger Agreement and the Amended and Restated Agreement and Plan of Merger and Reorganization. The terms of the Voting Agreement attached hereto as Exhibit 21 are incorporated herein by this reference.

A total of 319,801 common limited partnership units of NGOP held by the David G. Price Trust that were pledged to Bank of America in support of certain loan obligations described in the Pledge Agreement, dated as of July 30, 1996, as amended and assumed, attached hereto as Exhibit 3, have been released pursuant to the Waiver and Consent dated as of July 19, 2002, attached hereto as Exhibit 11.

A total of 319,800 common limited partnership units of NGOP held by Dallas P. Price and the Dallas P. Price Trust are pledged to Bank of America in support of certain loan obligations described in the Pledge Agreement. In the event that the pledgee forecloses on any of the remaining pledged common limited partnership units of NGOP pursuant to the Pledge Agreement, David G. Price has agreed to provide to Dallas P. Price and the Dallas P. Price Trust, fifty percent of any such foreclosed common limited partnership units of NGOP, or the cash equivalent thereof, as set forth in the Price Shared Liability Agreement.

On July 19, 2002, David G. Price and the David G. Price Trust pledged an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP pursuant to a limited guarantee of certain of AGC’s obligations to Bank of America and the holders of the 9.35% Senior Secured Notes of AGC as described in the Restructuring Agreement and the Collateral Agency and Intercreditor Agreement. David G. Price and the David G. Price Trust are required to substitute cash collateral in the amount of $16,000,000 for the pledged shares of Common Stock and common limited partnership units by October 15, 2002, and Mountaingate Land, L.P., a California limited partnership is required to provide cash collateral in the amount of $10,000,000 by September 30, 2002, each of which may include proceeds from the disposition of the pledged shares of Common Stock and/or common limited partnership units. David G. Price and the David G. Price Trust intend to sell or pledge all or a portion of the pledged shares of Common Stock and common limited partnership units to obtain the aggregate $26,000,000 cash collateral required to be provided pursuant to the Collateral Agency and Intercompany Agreement.

In the event that the secured parties foreclose on any of the pledged securities or the cash collateral pursuant to the Collateral Agency and Intercompany Agreement, Dallas P. Price and the Dallas P. Price Trust have agreed to provide David G. Price and the David G. Price Trust with fifty percent of such foreclosed shares of Common Stock or common limited partnership units, or the cash equivalent thereof, as described in the Price Shared Liability Agreement. In the event that David G. Price arranges to obtain the substitute cash collateral as required by the Restructuring Agreement by a further pledge of the Common Stock and/or common limited partnership units or by selling the pledged Common Stock and/or common limited partnership units, Dallas P. Price and the Dallas P. Price Trust agreed to provide David G. Price and the David G. Price Trust with fifty percent of such interests sold by David G. Price and the David G. Price Trust as described in the Price Shared Liability Agreement.

In connection with the Restructuring Agreement, the Registrant entered into a Facilitation Agreement with AGC, the Company and NGOP, dated as of July 22, 2002, attached hereto as Exhibit 14, pursuant to which David G. Price and the David G. Price Trust agreed to vote all of the outstanding shares of capital stock of the Company and equity interests in NGOP owned by David G. Price or the David G. Price Trust in favor of any merger, consolidation, tender or exchange offer, business combination or similar transaction involving all or a substantial portion of the then outstanding equity interests in the Company and/or NGOP, subject to certain requirements as described therein.

On September 14, 2002, David G. Price and the David G. Price Trust entered into a Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, dated as of September 14, 2002, as set forth on Exhibit 19. Under the terms of the Collateral Substitution Agreement, if Goldman and Starwood, as each are defined therein, provide a guarantee in satisfaction of David G. Price and the David G. Price Trust’s substitute cash collateral obligations pursuant to the Collateral Agency and Intercreditor Agreement attached hereto as Exhibit 15, David G. Price and the David G. Price Trust shall execute and deliver a promissory note secured by a first lien pledge of an aggregate of 354,938 shares of Common Stock and 3,255,694 common limited partnership units of NGOP. Pursuant to the Price Shared Liability Agreement, as set forth on Exhibit 12, Dallas P. Price and the Dallas P. Price Trust have agreed to provide David G. Price and the David G. Price Trust with fifty percent of any such pledged shares, or the cash equivalent thereof, in the event that David G. Price and/or the David G. Price Trust pledge any securities pursuant to the Collateral Substitution Agreement.

Except as set forth above, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among persons named in Item 2 and between such persons including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of September 19, 2002.

Exhibit 2.	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K dated March 29, 2002).

Exhibit 3.
Pledge Agreement (“Pledge Agreement”) dated as of July 30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 4.
Assumption Agreement dated December 24, 1998 among Bank of America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 5.
First Amendment to Pledge Agreement, dated as of October 7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 6.
Second Amendment to the Pledge Agreement, dated as of March 31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 7.
Third Amended and Restated Agreement of Limited Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1999).

Exhibit 8.
Director Designation Agreement, dated as of August 18, 1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

Exhibit 9.
Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and David Price (incorporated by reference to Exhibit 6 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 10.
Voting Agreement among Mr. Price and the David G. Price Trust, Ms. Price and the Dallas P. Price Trust, the Company, AIG and NGOP dated as of March 29, 2002 (incorporated by reference to Exhibit 10 to the Schedule 13D/A of the Reporting Persons filed April 4, 2002).

Exhibit 11.
Consent and Waiver dated as of July 19, 2002 among Mountaingate Land L.P., a California limited partnership, Mr. Price, the David G. Price Trust, and Bank of America, N.A., a national banking association (incorporated by reference to Exhibit 99.14 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 12.
Price Shared Liability Agreement dated as of July 19, 2002 by and between David G. Price and Dallas P. Price (incorporated by reference to Exhibit 12 to the Schedule 13D of the Reporting Persons filed August 9, 2002).

Exhibit 13.
Restructuring Agreement dated as of July 1, 2002, by and among AGC, Bank of America, N.A., a national banking association and the Purchasers of the 9.35% Senior Secured Notes of AGC as defined therein (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 14.
Facilitation Agreement dated as of July 22, 2002, by and among AGC, Golf Enterprises, Inc., National Golf Properties, Inc., National Golf Operating Partnership, L.P., and American International Golf, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 15.
Collateral Agency and Intercreditor Agreement, dated as of July 19, 2002, by and among AGC, David G. Price, the David G. Price Trust, Mountaingate Land L.P., a California limited partnership, Jim Colbert Golf, Inc., a Nevada corporation, Golf Enterprises, Inc., a Kansas corporation, BNY Midwest Trust as Collateral Agent, Bank of America, and the holders of AGC’s 9.35% Senior Secured Notes (incorporated by reference to Exhibit 99.7 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 16.
Unit Exchange and Registration Rights Agreement, dated as of July 22, 2002, between American International Golf, Inc., a Delaware corporation, and National Golf Properties, Inc., a Maryland corporation, on the one hand, and David G. Price, individually and the David G. Price Trust on the other hand (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 17.
Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, National Golf Operating Partnership, L.P., AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and American International Golf, Inc., dated as of September 14, 2002 (incorporated by reference to Exhibit 99.4 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 18.
Agreement and Plan of Merger among NGP LLC, National Golf Properties, Inc., National Golf Operating Partnership, L.P., and New NGOP LLC, dated as of September 14, 2002 (incorporated by reference to Exhibit 99.2 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 19.
Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, and Mountaingate Land, L.P. dated as of September 14, 2002.

Exhibit 20.
Amended and Restated Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of NGP, and/or NGOP as the case may be, American International Golf, Inc., NGP and NGOP dated as of September 14, 2002.

Exhibit 21.	Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of AGC, NGP, and/or NGOP as the case may be, and NGP LLC dated as of September 14, 2002.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DAVID G. PRICE, as an individual

By:	/s/ DAVID G. PRICE
David G. Price

DAVID G. PRICE Trust

By:	/s/ DAVID G. PRICE
David G. Price
Trustee

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of September 19, 2002.

Exhibit 2.	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K dated March 29, 2002).

Exhibit 3.
Pledge Agreement (“Pledge Agreement”) dated as of July 30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 4.
Assumption Agreement dated December 24, 1998 among Bank of America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 5.
First Amendment to Pledge Agreement, dated as of October 7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 6.
Second Amendment to the Pledge Agreement, dated as of March 31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

Exhibit 7
Third Amended and Restated Agreement of Limited Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1999).

Exhibit 8.
Director Designation Agreement, dated as of August 18, 1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

Exhibit 9.
Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and David Price (incorporated by reference to Exhibit 6 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

Exhibit 10.
Voting Agreement among Mr. Price and the David G. Price Trust, Ms. Price and the Dallas P. Price Trust, the Company, AIG and NGOP dated as of March 29, 2002 (incorporated by reference to Exhibit 10 to the Schedule 13D/A of the Reporting Persons filed April 4, 2002).

Exhibit 11.
Consent and Waiver dated as of July 19, 2002 among Mountaingate Land L.P., a California limited partnership, Mr. Price, the David G. Price Trust, and Bank of America, N.A., a national banking association (incorporated by reference to Exhibit 99.14 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 12.
Price Shared Liability Agreement dated as of July 19, 2002 by and between David G. Price and Dallas P. Price (incorporated by reference to Exhibit 12 to the Schedule 13D of the Reporting Persons filed August 9, 2002).

Exhibit 13.
Restructuring Agreement dated as of July 1, 2002, by and among AGC, Bank of America, N.A., a national banking association and the Purchasers of the 9.35% Senior Secured Notes of AGC as defined therein (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 14.
Facilitation Agreement dated as of July 22, 2002, by and among AGC, Golf Enterprises, Inc., National Golf Properties, Inc., National Golf Operating Partnership, L.P., and American International Golf, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 15.
Collateral Agency and Intercreditor Agreement, dated as of July 19, 2002, by and among AGC, David G. Price, the David G. Price Trust, Mountaingate Land L.P., a California limited partnership, Jim Colbert Golf, Inc., a Nevada corporation, Golf Enterprises, Inc., a Kansas corporation, BNY Midwest Trust as Collateral Agent, Bank of America, and the holders of AGC’s 9.35% Senior Secured Notes (incorporated by reference to Exhibit 99.7 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 16.
Unit Exchange and Registration Rights Agreement, dated as of July 22, 2002, between American International Golf, Inc., a Delaware corporation, and National Golf Properties, Inc., a Maryland corporation, on the one hand, and David G. Price, individually and the David G. Price Trust on the other hand (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 8-K dated July 23, 2002).

Exhibit 17.
Amended and Restated Agreement and Plan of Merger and Reorganization by and among NGP, National Golf Operating Partnership, L.P., AGC, Golf Enterprises, Inc., David G. Price and Dallas P. Price, the David G. Price Trust and the Dallas P. Price Trust, the AGC Contributors, the Transferred Entity Contributors, each as defined therein, and American International Golf, Inc., dated as of September 14, 2002 (incorporated by reference to Exhibit 99.4 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 18.
Agreement and Plan of Merger among NGP LLC, National Golf Properties, Inc., National Golf Operating Partnership, L.P., and New NGOP LLC, dated as of September 14, 2002 (incorporated by reference to Exhibit 99.2 of the Company Report on Form 8-K dated September 18, 2002).

Exhibit 19.
Collateral Substitution Agreement by and among GS Capital Partners 2000, L.P., Whitehall Street Global Real Estate Limited Partnership, 2001, SOF-VI U.S. Holdings, L.L.C., David G. Price and the David G. Price Trust, and Mountaingate Land, L.P. dated as of September 14, 2002.

Exhibit 20.
Amended and Restated Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of NGP, and/or NGOP as the case may be, American International Golf, Inc., NGP and NGOP dated as of September 14, 2002.

Exhibit 21.	Voting Agreement by and among each of the persons listed on the signature pages thereto, each an equityholder of AGC, NGP, and/or NGOP as the case may be, and NGP LLC dated as of September 14, 2002.